Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name & Address of Company

Genco Resources Ltd.
550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

2.	Date of Material Change

February 7, 2008

3.	News Release

A press release dated February 7, 2008 was issued on February 7, 2008 through MarketWire (CCNMatthews).

4.	Summary of Material Change

Genco has purchased surface rights in the Temascaltepec Mining District of Mexico State, Mexico.

5.1	Full Description of Material Change

Please see attached News Release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Greg Liller, President
Tel:520-299-7663

9.	Date of Report

February 7, 2008